Exhibit 99

March 16, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We hereby submit the results of e-voting on the resolutions specified in the Postal Ballot Notice of the Bank dated February 3, 2026.

Based on the report issued by the Scrutinizer i.e. Mr. B. Narasimhan, Proprietor of M/s. BN & Associates, Company Secretaries, we wish to inform you that the resolutions placed through postal ballot as mentioned above, have been passed with requisite majority and the same are deemed to have been approved on the last date of e-voting period i.e. Friday, March 13, 2026.

Please find enclosed herewith the e-voting results in the prescribed format along with a Report issued by the Scrutinizer dated March 14, 2026. The aforesaid documents are also available on the Bank’s website.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

HDFC BANK LIMITED - VOTING RESULTS OF POSTAL BALLOT

Date of declaration of result of Postal Ballot	13th March, 2026
Total number of shareholders on record date	3782416
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	NA
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/Special)			Ordinary (01) : To approve Material Related Party Transactions with HDB Financial Services Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10382042905	91.800	10345134299	36908606	99.644	0.356
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11309439188	10382042905	91.800	10345134299	36908606	99.644	0.356
Public - Non Institutions	E-Voting		42769076	1.049	42092711	676365	98.419	1.581
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4078645868	42769076	1.049	42092711	676365	98.419	1.581
Total		15388085056	10424811981	67.746	10387227010	37584971	99.639	0.361

Resolution required: (Ordinary/Special)			Ordinary (02) : To approve Material Related Party Transactions with HDFC Securities Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10382042905	91.800	10380581763	1461142	99.986	0.014
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11309439188	10382042905	91.800	10380581763	1461142	99.986	0.014
Public - Non Institutions	E-Voting		42759791	1.048	42103331	656460	98.465	1.535
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4078645868	42759791	1.048	42103331	656460	98.465	1.535
Total		15388085056	10424802696	67.746	10422685094	2117602	99.980	0.020

Resolution required: (Ordinary/Special)			Ordinary (03) : To approve Material Related Party Transactions with HDFC Life Insurance Company Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10382042905	91.800	10343943477	38099428	99.633	0.367
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11309439188	10382042905	91.800	10343943477	38099428	99.633	0.367
Public - Non Institutions	E-Voting		42758404	1.048	42119055	639349	98.505	1.495
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4078645868	42758404	1.048	42119055	639349	98.505	1.495
Total		15388085056	10424801309	67.746	10386062532	38738777	99.628	0.372

Resolution required: (Ordinary/Special)			Ordinary (04) : To approve Material Related Party Transactions with HDFC ERGO General Insurance Company Limited
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10382042905	91.800	10343943477	38099428	99.633	0.367
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11309439188	10382042905	91.800	10343943477	38099428	99.633	0.367
Public - Non Institutions	E-Voting		42751403	1.048	42086746	664657	98.445	1.555
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4078645868	42751403	1.048	42086746	664657	98.445	1.555
Total		15388085056	10424794308	67.746	10386030223	38764085	99.628	0.372

Resolution required: (Ordinary/Special)

Ordinary (05) : To approve re-appointment of Mr. Kaizad Bharucha (DIN:
02490648) as the Deputy Managing Director of the Bank, on the terms and conditions relating to the said re-appointment, including remuneration, as approved by the Reserve Bank of India

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		10377648882	91.761	10154268982	223379900	97.847	2.153
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	11309439188	10377648882	91.761	10154268982	223379900	97.847	2.153
Public - Non Institutions	E-Voting		43420812	1.065	42605636	815176	98.123	1.877
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	4078645868	43420812	1.065	42605636	815176	98.123	1.877
Total		15388085056	10421069694	67.722	10196874618	224195076	97.849	2.151

Yours faithfully,

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head - Secretarial & Group Oversight

SCRUTINIZER’S REPORT

[Pursuant to sections 108 and 110 of the Companies Act, 2013 and

Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014]

Date: March 14, 2026

To,

The Chairman

HDFC Bank Limited

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel (West),

Mumbai 400 013.

Sub: HDFC Bank Limited - Scrutinizer’s Report on Postal Ballot (E-voting) Results

I, B Narasimhan, Proprietor of BN & Associates, Company Secretaries, had been appointed as a Scrutinizer by the Board of Directors of HDFC Bank Limited (hereinafter referred to as the “Bank”) at its meeting held on January 17, 2026 to scrutinize the e-voting process in a fair and transparent manner in respect of all the resolutions as stated in the Postal Ballot Notice dated February 03, 2026 (the “Postal Ballot Notice”).

In compliance with the provisions of Sections 108 and 110 of the Companies Act, 2013 (the “Act”) read with Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014, including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereto, for the time being in force and in compliance with the applicable guidelines / circulars / rules issued by the Ministry of Corporate Affairs (“MCA”) inter alia including General Circular No. 03/2025 dated September 22, 2025 read with other relevant circulars issued by MCA (“MCA Circulars”) from time to time, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), Secretarial Standard on General Meetings (“SS-2”) issued by the Institute of Company Secretaries of India, and other applicable laws and regulations, if any, the following special businesses mentioned in the Postal Ballot Notice were proposed to be passed by the Members of the Bank by way of Postal Ballot through voting by electronic means (“remote e-voting”) only. The Bank had, accordingly, provided facility of remote e-voting to all Members of the Bank to enable them to cast their votes electronically on the special businesses mentioned in the Notice.

The Bank had engaged the services of National Securities Depository Limited, as the Electronic Voting Service Provider (“NSDL”) who had made necessary arrangements to facilitate remote e-voting by the shareholders of the Bank on their website www.evoting.nsdl.com. Datamatics Business Solutions Limited is the Registrar and Share Transfer Agent for the Bank (the “RTA”).

The Bank had sent the Postal Ballot Notice including all the requisite information required by the shareholders to cast their vote(s), in electronic form only to those Members who had registered their e-mail addresses with the Bank / RTA / Depository Participants, as on Friday, February 06, 2026 (being the cut-off date specified for the purpose of identifying eligibility of Members to vote on the Postal Ballot). The communication of the assent or dissent of the Members was sought through the remote e-voting system only.

The Bank and NSDL had uploaded the Postal Ballot Notice together with the explanatory statement on their respective websites viz. www.hdfc.bank.in and www.evoting.nsdl.com and Electronic Voting Event Number “138381” (’EVEN’) was generated for casting the votes through the e-voting mode. The Bank and NSDL have complied with all the necessary formalities specified under the Act, the Rules framed thereunder and the MCA Circulars issued in this regard.

The Management of the Bank is responsible for ensuring compliance with the requirements of the Act and the Rules made thereunder and SEBI Listing Regulations relating to the items placed for approval of the Members through Postal Ballot by e-voting. My responsibility as the Scrutinizer of the voting process (through e-voting), was restricted to scrutinizing the remote e-voting process, in a fair and transparent manner and to prepare a Scrutinizer’s Report on the votes cast in favour or against the resolutions stated in the Postal Ballot Notice, based on the data generated from the e-voting system provided by NSDL.

I report that the Postal Ballot Notice was sent on Wednesday, February 11, 2026 through e-mail to 36,44,490 Members whose e-mail addresses were registered with the RTA /Depositories. The total Number of Members as on the Cut-off date were37,82,416.

The e-voting period commenced on Thursday, February 12, 2026 at 10:00 a.m. (IST) and ended on Friday, March 13, 2026 at 5.00 p.m. (IST). The Bank also published an advertisement in newspapers having nation-wide circulation on Thursday February 12, 2026 viz. in “Business Standard”, English Newspaper (all editions), and in “Navshakti”, Marathi Newspaper (Mumbai edition) providing requisite information as required under Rules framed under the Act and MCA Circulars.

The resolutions for which approval of the Members of the Bank was sought as stated in the Postal Ballot Notice is mentioned hereunder:-

Sr. No.	Type of Resolution	Description of the resolution
1.	As an Ordinary Resolution	To approve Material Related Party Transactions with HDB Financial Services Limited
2.	As an Ordinary Resolution	To approve Material Related Party Transactions with HDFC Securities Limited
3.	As an Ordinary Resolution	To approve Material Related Party Transactions with HDFC Life Insurance Company Limited
4.	As an Ordinary Resolution	To approve Material Related Party Transactions with HDFC ERGO General Insurance Company Limited
5.	As an Ordinary Resolution

To approve re-appointment of Mr. Kaizad Bharucha (DIN: 02490648) as the Deputy Managing Director of the Bank, on the terms and conditions relating to the said re-appointment, including remuneration, as approved by the Reserve Bank of India

SUMMARY OF VOTES CAST:

The e-voting process concluded at 5.00 p.m. IST on Friday March 13, 2026. After the closure of e-voting process, the votes cast through e-voting facility were duly unblocked by me as the Scrutinizer in the presence of Mr Vivek Ramnani and Mr Aashaye Kumar witnesses, not in employment of the Bank, as prescribed under sub-rule 4(xii) of Rule 20 of the Companies (Management and Administration) Rules, 2014. Since e-voting facility was provided by NSDL, the details of the e-voting exercised by the Members were duly compiled by NSDL. The details of the e-voting, the compilation of the Register containing the statement of Member’s name, DP ID, Client ID and/or folio number, number of shares held, number of votes exercised, votes in favour and votes against generated by NSDL from their website, were duly scrutinized.

On scrutiny, I report that out of 37,82,416, Members holding shares as on the cut-off date, i.e. Friday, February 06, 2026, 13,093 Members holding 10,46,48,61,678 shares have exercised their votes through remote e-voting.

The details of Postal Ballot results for the special businesses placed for consideration and approval of the Members is given below:

NOTES:

Votes cast in favour or against has been considered on the basis of number of shares held as on Friday, February 06, 2026 i.e. the cut-off date reckoned for the purpose of Postal Ballot.

*Vote Cast in favour or against have been calculated based on the Valid Votes cast through remote e-voting.

In terms of Regulation 23(4) of the SEBI Listing Regulations, no related party shall vote to approve the resolutions pertaining to material related party transactions. Accordingly, as per the list of related parties provided by the Bank, none of the related parties of the Bank have voted to approve resolution nos. 1 to 4 as mentioned in the Postal Ballot Notice.

Item No 1: As an Ordinary Resolution:

To approve Material Related Party Transactions with HDB Financial Services Limited

Total no. of Members	37,82,416
Total no. of Equity Shares	15,38,80,85,056
E-voting as per the Postal Ballot Notice	From 10.00 a.m. IST on Thursday, February 12, 2026 till 5.00 p.m. IST on Friday, March 13, 2026
		Number of members Voted	Number of Shares
Total votes cast through e-voting	A	13,093	10,46,48,61,678
Less: Abstained/Less voted	B	47	4,00,49,697
Net Number of E-Votes (A-B) considered valid	C	13,046	10,42,48,11,981

Summary of e-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3) =[(2)/(1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Public-Institutional holders*	11,30,94,39,188	10,38,20,42,905	91.7998	10,34,51,34,299	3,69,08,606	99.6445	0.3555
Public-others	4,07,86,45,868	4,27,69,076	1.0486	4,20,92,711	6,76,365	98.4186	1.5814
Total	15,38,80,85,056	10,42,48,11,981	67.7460	10,38,72,27,010	3,75,84,971	99.6395	0.3605

Percentage of votes cast in Favour. 99.6395    Percentage of votes cast Against: 0.3605

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 1 as set forth in the Postal Ballot Notice dated Tuesday, February 03, 2026 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date for e-voting i.e. Friday, March 13, 2026

Item No 2: As an Ordinary Resolution:

To approve Material Related Party Transactions with HDFC Securities Limited

Total no. of Members	37,82,416
Total no. of Equity Shares	15,38,80,85,056
E-voting as per the Postal Ballot Notice	From 10.00 a.m. IST on Thursday February 12, 2026 till 5.00 p.m. IST on Friday March 13, 2026
		Number of members Voted	Number of Shares
Total votes cast through e-voting	A	13,093	10,46,48,61,678
Less: Abstained/Less voted	B	72	4,00,58,982
Net Number of E-Votes (A-B) considered valid	C	13,021	10,42,48,02,696

Summary of e-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3) =[(2)/(1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Public-Institutional holders*	11,30,94,39,188	10,38,20,42,905	91.7998	10,38,05,81,763	14,61,142	99.9859	0.0141
Public-others	4,07,86,45,868	42,75,97,91	1.0484	4,21,03,331	6,56,460	98.4648	1.5352
Total	15,38,80,85,056	10,42,48,02,696	67.7459	10,42,26,85,094	21,17,602	99.9797	0.0203

Percentage of votes cast in Favour: 99.9797     Percentage of votes cast Against: 0.0203

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 2 as set forth in the Postal Ballot Notice dated Tuesday, February 03, 2026 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date for e-voting i.e. Friday, March 13, 2026

Item no 3: As an Ordinary Resolution

To approve Material Related Party Transactions with HDFC Life Insurance Company Limited

Total no. of Members	37,82,416
Total no. of Equity Shares	15,38,80,85,056
E-voting as per the Postal Ballot Notice	From 10.00 a.m. IST on Thursday February 12, 2026 till 5.00 p.m. IST on Friday March 13, 2026
		Number of members Voted	Number of Shares
Total votes cast through e-voting	A	13,093	10,46,48,61,678
Less: Abstained/Less voted	B	85	4,00,60,369
Net Number of E-Votes (A-B) considered valid	C	13,008	10,42,48,01,309

Summary of e-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3) =[(2)/(1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Public-Institutional holders*	11,30,94,39,188	10,38,20,42,905	91.7998	10,34,39,43,477	3,80,99,428	99.6330	0.3670
Public-others	4,07,86,45,868	4,27,58,404	1.0482	4,21,19,055	6,39,349	98.5047	1.4953
Total	15,38,80,85,056	10,42,48,01,309	67.7459	10,38,60,62,532	3,87,38,777	99.6284	0.3716

Percentage of votes cast in Favour: 99.6284     Percentage of votes cast Against: 0.3716

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 3 as set forth in the Postal Ballot Notice dated Tuesday, February 03, 2026 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date for e-voting i.e. Friday, March 13, 2026

Item no 4: As an Ordinary Resolution.

To approve Material Related Party Transactions with HDFC ERGO General Insurance Company Limited

Total no. of Members	37,82,416
Total no. of Equity Shares	15,38,80,85,056
E-voting as per the Postal Ballot Notice	From 10.00 a.m. IST on Thursday February 12, 2026 till 5.00 p.m. IST on Friday March 13, 2026
		Number of members Voted	Number of Shares
Total votes cast through e-voting	A	13,093	10,46,48,61,678
Less: Abstained/Less voted	B	93	4,00,67,370
Net Number of E-Votes (A-B) considered valid	C	13,000	10,42,47,94,308

Summary of e-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3) =[(2)/(1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Public-Institutional holders*	11,30,94,39,188	10,38,20,42,905	91.7998	10,34,39,43,477	3,80,99,428	99.6330	0.3670
Public-others	4,07,86,45,868	4,27,51,403	1.0482	4,20,86,746	6,64,657	98.4453	1.5547
Total	15,38,80,85,056	10,42,47,94,308	67.7459	10,38,60,30,223	3,87,64,085	99.6282	0.3718

Percentage of votes cast in Favour 99.6282    Percentage of votes cast Against: 0.3718

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 4 as set forth in the Postal Ballot Notice dated Tuesday, February 03, 2026 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date for e-voting i.e. Friday, March 13, 2026

Item no 5: As an Ordinary Resolution.

To approve re-appointment of Mr. Kaizad Bharucha (DIN: 02490648) as the Deputy Managing Director of the Bank, on the terms and conditions relating to the said re-appointment, including remuneration, as approved by the Reserve Bank of India

Total no. of Members	37,82,416
Total no. of Equity Shares	15,38,80,85,056
E-voting as per the Postal Ballot Notice	From 10.00 a.m. IST on Thursday February 12, 2026 till 5.00 p.m. IST on Friday March 13, 2026
		Number of members Voted	Number of Shares
Total votes cast through e-voting	A	13,093	10,46,48,61,678
Less: Abstained/Less voted	B	52	4,37,91,984
Net Number of E-Votes (A-B) considered valid	C	13,041	10,42,10,69,694

Summary of e-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3) =[(2)/(1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Public-Institutional holders*	11,30,94,39,188	10,37,76,48,882	91.7610	10,15,42,68,982	22,33,79,900	97.8475	2.1525
Public-others	4,07,86,45,868	4,34,20,812	1.0646	4,26,05,636	8,15,176	98.1226	1.8774
Total	15,38,80,85,056	10,42,10,69,694	67.7217	10,19,68,74,618	22,41,95,076	97.8486	2.1514

Percentage of votes cast in Favour: 97.8486     Percentage of votes cast Against: 2.1514

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 5 as set forth in the Postal Ballot Notice dated Tuesday, February 03, 2026 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date for e-voting i.e. Friday March 13, 2026.

I further report that as per the Postal Ballot Notice dated Tuesday, February 03, 2026 and the Board Resolution dated Saturday, January 17, 2026, the Chairman or a person authorised by him in writing may declare and confirm the above results of voting by Postal Ballot in respect of the Resolutions referred, within two working days of the closure of the remote e-voting period. The result of the Postal Ballot will be displayed on the website of the Bank www.hdfc.bank.in and on the website of NSDL www.evoting.nsdl.com. The results shall also be forwarded to the Stock Exchanges and hosted on the websites of BSE Limited and National Stock Exchange of India Limited, the Exchanges where the equity shares of the Bank are listed and at the Registered Office of the Bank.

I further report that Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 have been duly complied with and the records maintained by me including the data as obtained from NSDL, and recording the consent or otherwise received from the Members, by e-voting which includes all the particulars of the Members such as the name, folio number/DP ID and Client ID, number of shares held, number of shares voted and number of shares assented, number of shares dissented, number of shares rejected, and other related data/papers are in my safe custody which will be handed over to the Company Secretary of the Bank for safe keeping.

I thank you for the opportunity given, to act as a Scrutinizer for the above Postal Ballot process of the Bank.

Thanking you,

Yours faithfully

B Narasimhan         Place: Mumbai      Date: March 14, 2026

(Proprietor) BN & Associates

Regn: 2011MH166700

Membership no FCS 1303 COP no 10440

PR Cert No. 7219/2025

UDIN No. F001303G004061271

The following were the witnesses to the unblocking of the votes on Friday March 13, 2026.

__________________       ________________________

1. Vivek Ramnani         2. Aashaye Kumar

Received the Report

For HDFC Bank Limited

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Place: Mumbai

Date: March 14, 2026